March 2, 2009

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

Your comment letter of February 20, 2009

The Standard Register Company

Form 10-K for the fiscal year ended December 30, 2007

File No. 001-11699

Dear Mr. Sears,

This letter sets forth the responses of The Standard Register Company (the “Company”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) letter dated February 20, 2009 with regard to the above-referenced filings.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff’s letter and followed each comment with our response.  The numbered comments of this letter correspond to the numbered comments of the Staff’s letter.  References to “we,” “our,” or “us” mean the Company.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10K:  For the Year Ended December 30 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.

Comment –We have reviewed your response to our prior comment number 4, and we do not object to your proposed expanded disclosure.  However, given that only limited selling, general, and administrative expenses are incurred directly by your company’s business segments, we believe that you should also expand your MD&A disclosure to provide a more detailed discussion of your company’s selling, general, and administrative expenses on a consolidated basis.  In this regard, we note that selling, general, and administrative expenses are the most significant “operating expenses” (i.e. excluding cost of goods sold) disclosed in your statements of operations, and they appear to be comprised of various types of costs.  As such, please consider (i) utilizing tables to present the material cost components which have been included in the “selling, general, and administrative” expenses line on your statements of operations (i.e. absolute amount of cost incurred and changes in the amounts incurred) and (ii) discussing the fluctuations in the costs disclosed for each material caption in your tables.  Furthermore, please consider stating the amount of selling, general, and administrative expense that has been allocated to each of your company’s segments for each comparative reporting period, as part of your MD&A disclosure related to the segments’ operations.

Response – We have expanded our MD&A discussion of consolidated selling, general, and administrative expenses in our Form 10K for the year ended December 31, 2008 to include tabular presentation of those components of our SG&A expense that we believe to be material.  We also included a discussion of material fluctuations in these components.

We have also included the amount of selling, general, and administrative expense that has been allocated to each of our segments for each comparative reporting period, as part of our MD&A disclosure related to each segments’ operations.

2.

Comment –We note that your balance sheets for the periods ended December 30, 2007 and September 28, 2008 reported material pension obligations related to the unfunded status of your company’s defined benefit pension plans.  However, in this regard, we acknowledge that effective June 30, 2008, your company’s defined benefit pension plans were modified such that (a) the participants ceased accruing pension benefits and (b) the participants’ final pension benefit amounts will be based upon their pay and service through June 29, 2008.  In addition, we note from footnote 13 to your fiscal year 2007 financial statements that your company’s pension plans are subject to minimum funding requirements; and as such, your company expected to make contributions of approximately $20 million to its qualified pension plan during fiscal year 2008.  Furthermore, we note that a significant portion of your company’s pension assets were invested in equity securities as of December 31, 2007.

Given the recent performance of the equity markets, your company’s recent loss experience related to its pension plan assets (as noted from your response to our prior comment number one) and the projected cash outlays relating to benefit payments expected to be made by your company over the next five years, please tell us and disclose in MD&A whether the minimum funding requirements related to your company’s pension plans are expected to materially change in future periods.  If the minimum funding requirements are expected to materially increase, please discuss the impact that such increase(s) are expected to have on your company’s liquidity and capital resources.

Response – As indicated in our disclosures below, our required mandatory pension-funding requirements for 2009 and beyond are not known at this time.  We have attempted to provide transparency to our investors as to the status of our defined benefit pension plan and our current expectations around future funding requirements. We have included the following disclosures in our MD&A included in our Form 10K for the year ended December 28, 2008.

LIQUITY AND CAPITAL RESOURCES - Operating activities

Contributions to the Company’s qualified pension plan were $20 million in 2008 and 2007, versus $25 million in 2006.  The Pension Protection Act of 2006 (PPA) became effective in 2008 and requires an increased level in the minimum funding requirements for our qualified pension plan.  The turmoil in the credit markets during 2008 has contributed to a significant decline in the stock markets.  This has had a negative impact on the asset values of the Company’s plan assets, and based upon the new funding requirements, it is likely that we will be required to increase our level of contributions in 2010 and beyond.   Current estimates call for a modest step-up in funding in subsequent years, assuming no significant actuarial gains or losses going forward.  Final regulations under the PPA regarding the calculations of our minimum funding requirement have not been released, therefore the required mandatory pension-funding requirement for 2009 is not known at this time.  Based upon preliminary estimates, we expect to contribute approximately $20 to $25 million, which is more than the expected required funding.

CONTRACTUAL OBLIGATIONS TABLE

(1)

The pension plan obligations included in the table above represent benefit payments for 2009 to 2018 under the nonqualified defined benefit plans that are unfunded.  The amounts also include estimated contributions of $25 million per year through year 5 for our qualified plan.  We do not know the required minimum funding at this time for 2009 and future years; however, we expect the required funding to be higher than our estimated contributions. We have not included any estimated contributions after year 5 as we cannot estimate the amounts at this time.

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-221-1560.

Sincerely,

/S/ ROBERT M. GINNAN

Robert M. Ginnan

Vice President, Treasurer and

Chief Financial Officer

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